Exhibit 99.1

Interpool to Sell Majority of Container Operating Lease Assets to Investor Group

Interpool Will Manage the Portfolio and Continue Active Container Leasing Business

Company to Obtain 15-Day Extension for Filing 2005 Form 10-K Report

PRINCETON, N.J. — (BUSINESS WIRE) — March 15, 2006 — Interpool, Inc. (NYSE: IPX — News) announced that its wholly-owned subsidiary, Interpool Containers Limited (“ICL”), has entered into an agreement to sell a substantial majority of its operating lease portfolio of standard dry marine cargo containers to a newly formed subsidiary of an investor group based in Switzerland. Following the sale, Interpool and its 50%-owned subsidiary, Container Applications International, Inc. (“CAI”), will perform management services on behalf of the purchaser for the containers being sold, and Interpool will continue its active businesses of leasing cargo containers and container chassis to shipping lines and other customers.

Interpool’s container sale involves a total of approximately 273,000 standard dry marine cargo containers owned by ICL, as well as an assignment of all of ICL’s rights under existing leases for this equipment. The purchase price is approximately $515 million, which is expected to result in an after-tax gain for Interpool of approximately $58-62 million during the first quarter of 2006, subject to closing adjustments and final accounting review. Interpool and CAI have entered into a management agreement with the purchaser whereby they will continue to interface with their customers and will provide long term management services, including billing, collecting, lease renewal, operations and disposition activities for the sale portfolio, for a management fee.

The container sale is expected to close on March 31, 2006. ICL intends to use the proceeds of the sale to reduce indebtedness and for general corporate purposes, including the acquisition of additional containers for finance and operating leases. The sale agreement does not restrict any future activities that may be engaged in by Interpool or ICL, and Interpool stated that it intends to continue its active container leasing business through ICL.

The obligations of the purchaser under the sale agreement are subject to the completion of necessary financing arrangements. Interpool said that the purchaser has received a commitment letter from a financial institution, subject to customary closing conditions. Both Interpool and the purchaser have agreed to place the amount of $10 million on deposit with an escrow agent to secure their obligations under the sale agreement.

Martin Tuchman, Interpool’s Chairman of the Board and Chief Executive Officer said, “This transaction represents a significant step in our plan to position our company to further enhance shareholder value. It provides an additional source of capital and an opportunity to reduce debt, improve our capital structure and reduce the cost of future financings. Following this transaction and the cash distribution made by our foreign subsidiary to the parent company in December, we will be extremely well positioned to take advantage of strategic opportunities at the parent company level and to increase our investment in chassis for the expanding maritime, rail and domestic trucking markets. And, with our excellent relationships with customers in the container leasing markets, we intend to continue to invest in the container finance and operating lease sectors as we have in the past.”

In light of this transaction, and to allow additional time for Interpool to complete its financial statements and for Interpool management to complete its evaluation of internal controls as of December 31, 2005, Interpool plans to file a notice with the Securities and Exchange Commission to obtain a 15 calendar day extension of the deadline for the Company to complete and file its 2005 Annual Report on Form 10-K. Interpool expects to have the Form 10-K completed and filed prior to the extended deadline of March 31, 2006.

Interpool will hold a conference call on Wednesday, March 15, 2006 at 11:30 a.m. Eastern Standard Time to discuss the container sale. Interested investors should call 1-888-889-5602 ten minutes prior to the time of the conference call. Callers from outside North America please call 1-973-582-2734 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool Container Sale Conference Call.

If you are unable to access the Conference Call at 11:30 a.m. EST, please call 1-877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital PIN 7161341. This replay will first be available at 2:00 p.m. EST, March 15, 2006 and will be available until 2:00 p.m. EDT, April 15, 2006.

Investors will also have the opportunity to listen to the Conference Call live at the company’s web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact:
Interpool
James F. Walsh, 609-452-8900
www.interpool.com
Source: Interpool, Inc.